A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

March 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palatin Technologies, Inc.
Registration Statement on Form S-1
File No. 333-286280

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P / Alliance Global Partners as Lead Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, April 2, 2025 or as soon thereafter as practicable.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director